SECURI

17008674

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FEB 27 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th Floor

(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Kirkwood, COO and CFO (614) 224-8800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche LLP

(Name – *if individual, state last, first, middle name*)

180 E. Broad Street, Suite 1400	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert T. Kirkwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO and CFO
Title

Notary Public

ASHLEY WALTERS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 6, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANCASTER
POLLARD

LANCASTER POLLARD

Statement of Financial Condition

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
As of December 31, 2016
With Report of Independent Registered Public Accounting Firm

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Statement of Financial Condition

As of December 31, 2016

Contents

Deloitte.

Deloitte & Touche LLP
180 East Broad Street
Suite 1400
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lancaster Pollard & Co., LLC:

We have audited the accompanying statement of financial condition of Lancaster Pollard & Co., LLC (a wholly owned subsidiary of Lancaster Pollard Holdings, LLC) (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lancaster Pollard & Co., LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2017

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
Statement of Financial Condition

As of December 31, 2016

Assets	
Cash	$ 6,991,810
Restricted cash	1,000,153
Accounts receivable	27,790
Due from affiliates	689,651
Investments, at fair value (cost of $10,004)	10,353
Derivative assets	21,144,423
Prepaid expenses	202,652
Property and equipment, net	715,767
Total assets	$ 30,782,599
Liabilities and member's capital	
Liabilities:	
Deferred revenue	$ 52,879
Accounts payable	770,851
Derivative liabilities	19,294,342
Deposits and advances	1,100,191
Accrued expenses and other liabilities:	
Employee compensation and benefits	2,351,373
Other accrued liabilities	307,600
Total liabilities	23,877,236
Member's capital	6,905,363
Total liabilities and member's capital	$ 30,782,599

See accompanying notes.

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Notes to Statement of Financial Condition

As of December 31, 2016

1. Nature of Business and Significant Accounting Policies

Nature of Operations

Lancaster Pollard & Co., LLC (the Company) is a wholly owned subsidiary of Lancaster Pollard Holdings, LLC (the Parent). The Company is registered under the laws of the state of Delaware as a limited liability corporation and is therefore treated as a "Disregarded Entity" for income tax purposes. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, financial and mergers and acquisition (M&A) consulting, primarily to the healthcare and senior living industries, as well as trading of taxable multifamily mortgage-backed securities. The Company conducts operations principally in Columbus, Ohio and has offices in Atlanta, Austin, Kansas City, Newport Beach, Minneapolis, Philadelphia, Chicago, Denver, and Bozeman.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of good faith deposits as well as a clearing deposit held with the Company's clearing broker dealer pursuant to a custodial agreement.

Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2016.

1. Nature of Business and Significant Accounting Policies (continued)

Investments

Investments are carried at fair value.

Derivative Assets and Liabilities

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of a forward sale commitment, the Company enters into a forward purchase commitment with the unaffiliated counterparty which holds the loan commitment with a borrower for the mortgage-backed security specified in the forward sale commitment. These commitments are executed simultaneously to economically hedge changes in fair value of the commitment to purchase the mortgage-backed security that may occur due to movements in interest rates.

The commitments meet the definition of a derivative in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, and are recorded at fair value in the statement of financial condition. These derivatives are not designated as hedges for accounting purposes. As of December 31, 2016, the Company had mandatory commitments to deliver $631,437,443 of fixed-rate mortgage-backed securities and written commitments to purchase $631,437,443 of the identical securities from unaffiliated counterparties.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of the related assets. Furniture, fixtures and equipment are depreciated over 1 to 10 years. Leasehold improvements are depreciated over 7 years.

Deposits and Advances

Deposits and advances include good faith deposits. For multifamily mortgage-backed security trades, good faith deposits are refunded to the counterparty upon settlement in accordance with the contractual terms.

Income Taxes

The Company has elected to be treated as a limited liability corporation for income tax purposes. Under this election, the member reports taxable income and pays any federal income tax.

1. Nature of Business and Significant Accounting Policies (continued)

Subsequent Events

The statement of financial condition and related disclosures include evaluation of subsequent events through the date the statement of financial condition is issued.

2. Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"), which requires a lessee to recognize a right-of-use asset and a corresponding lease liability for virtually all leases. The liability will be equal to the present value of lease payments while the right-of-use asset will be based on the liability, subject to adjustment, such as for initial direct costs. In addition, ASU 2016-02 expands the disclosure requirements for lessees. The Company will be required to record a lease asset and lease liability related to its operating leases. ASU 2016-02 will be effective for the Company in fiscal 2019. The Company is in the process of determining what impact, if any, the adoption of this ASU will have on its statement of financial condition.

3. Investments

The Company's investments as of December 31, 2016 were comprised of fixed-rate municipal bonds. As of December 31, 2016, the fair value of the securities was $10,353 and the cost basis was $10,004. These investments mature in April 2018.

4. Property and Equipment

Major classes of property and equipment at December 31, 2016 were as follows:

Leasehold improvements	$ 47,362
Furniture, fixtures and equipment	2,085,287
Total cost	2,132,649
Accumulated depreciation	(1,416,882)
Property and equipment, net	$ 715,767

5. Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into

5. Contingencies and Indemnifications (continued)

in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any liability in the statement of financial condition for any contingencies or indemnifications.

The Company leases office facilities, copiers and vehicles under noncancellable operating lease agreements expiring at various dates through December 2022.

A summary of future minimum lease payments is as follows:

Years ending December 31:	
2017	$ 893,220
2018	841,708
2019	783,125
2020	82,125
2021	84,180
Thereafter	78,925

6. Related Party Transactions

The Company earned management fees from companies under common ownership during the year ended December 31, 2016. The management fees are mutually agreed upon on an annual basis and include reimbursements for employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company. The Company also pays certain operating and employee compensation expenses on behalf of companies under common ownership for which they are reimbursed. At December 31, 2016, the related party receivables were $689,651 which represented expense reimbursements.

The Company participates in the Parent's Amended and Restated 2006 Option Plan (the Plan) whereby certain employees are granted options to purchase ownership units of the Parent.

7. Employee Benefit Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws.

7. Employee Benefit Plan (continued)

The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the year ended December 31, 2016. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of the greater of 6.67 percent of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital (net capital ratio) which shall not exceed 15 to 1, as those terms are defined by 15c3-1. At December 31, 2016, the Company was in compliance with both minimum requirements. At December 31, 2016, the Company's net capital and excess net capital were $3,423,345 and $1,831,528, respectively, and its net capital ratio was 6.97 to 1.

9. Fair Value Measurements

ASC Topic 820 requires certain assets and liabilities be reported at fair value in the statement of financial condition and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are observable inputs other than quoted prices included in Level 1. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include forecasted future cash flows, interest rates and discount rates.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each

9. Fair Value Measurements (continued)

asset or liability. A description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. These valuation methodologies were applied to all of the Company's assets and liabilities carried at fair value:

- *Investments* – The Company measures its investment in its fixed-rate municipal bonds on a recurring basis. The fair value is based on Level 2 inputs as described above. The fair value has been determined through the use of third-party pricing services utilizing market observable inputs. The Company does not adjust prices received from third parties; however, the Company does analyze the third-party pricing services' valuation methodologies and related inputs to evaluate reasonableness and determine the appropriate level within the fair value hierarchy.

- *Derivative assets and liabilities* – The forward purchase and sale commitments are reported at fair value using the market approach. The market approach utilizes observable inputs such as Treasury rates, swap spreads and market spreads for similar assets considering the underlying terms of the securities to derive the fair value. As such, these derivative instruments are classified as Level 2.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value.

	Level 1	Level 2	Level 3	Total
Assets:				
Investments	$ –	$ 10,353	$ –	$ 10,353
Derivative assets	–	21,144,423	–	21,144,423
Total	$ –	$ 21,154,776	$ –	$ 21,154,776
Liabilities:				
Derivative liabilities	$ –	$ 19,294,342	$ –	$ 19,294,342
Total	$ –	$ 19,294,342	$ –	$ 19,294,342

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2016.

LANCASTER
POLLARD

www.lancasterpollard.com
www.chiefinvestmentofficer.com